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08028116

UNITEDSTATES
RITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 28 2008

Washington, DC

SEC FILE NUMBER
8- 65215

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2007 AND ENDING 12-31-2007
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SKARVEN ADVISORS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Whalers Bluff
(No. and Street)

Newport Coast (City) CA (State) 92657 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Philip Ginsberg 949-554-8882
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lakhani, Zakir, 4
(Name – *if individual, state last, first, middle name*)

8470 Carla Lane (Address) West Hills (City) CA (State) 91304 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/18

OATH OR AFFIRMATION

I, Philip Ginsberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SKARVEN ADVISORS LLC, as of February 26, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

SEE ATTACHED JURAT

Managing Partner

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Jurat

State of California

County of ORANGE

Subscribed and sworn to (or affirmed) before me on this 26TH day of FEBRUARY, 20 08 by PHILIP MYRON GINSBERG,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature (Notary seal)

ANDREA BASUALTO
COMM. # 1722465
NOTARY PUBLIC - CALIFORNIA
ORANGE COUNTY
My Comm. Expires Jan. 30, 2011

OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

AFFIRMATION
(Title or description of attached document)

(Title or description of attached document continued)

Number of Pages _____ Document Date_________

(Additional information)

INSTRUCTIONS FOR COMPLETING THIS FORM

The wording of all Jurats completed in California after January 1, 2008 must be in the form as set forth within this Jurat. There are no exceptions. If a Jurat to be completed does not follow this form, the notary must correct the verbiage by using a jurat stamp containing the correct wording or attaching a separate jurat form such as this one which does contain proper wording. In addition, the notary must require an oath or affirmation from the document signer regarding the truthfulness of the contents of the document. The document must be signed AFTER the oath or affirmation. If the document was previously signed, it must be re-signed in front of the notary public during the jurat process.

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the jurat process is completed.
- Print the name(s) of document signer(s) who personally appear at the time of notarization.
- Signature of the notary public must match the signature on file with the office of the county clerk.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different jurat form.
    - Additional information is not required but could help to ensure this jurat is not misused or attached to a different document.
    - Indicate title or type of attached document, number of pages and date.
- Securely attach this document to the signed document

SKARVEN ADVISORS LLC
(Development Stage Enterprise)

Financial Statements

Years Ended
December 31, 2007, 2006, 2005, 2004 and 2003

SKARVEN ADVIORS LLC

(Development Stage Enterprise)

Contents

ZAKIR Y LAKHANI, CPA
8470 CARLA LANE
WEST HILLS, CA 91304
(818) 298-3060
ZAKIR4477@CS.COM

Report of Independent Certified Public Accountant

The Members
Skarven Advisors LLC
Newport Coast, California

We have audited the accompanying statements of financial condition of Skarven Advisors LLC (the "Company") as of December 31, 2007, 2006, 2005, 2004 and 2003, and the related statements of income and changes in members' capital and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation of the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Skarven Advisors LLC as of December 31, 2007, 2006, 2005, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United Stated of America.

West Hills, California
February 22, 2008

Skarven Advisors LLC
(Development Stage Enterprise)

Statements of Financial Condition

	December 31				
	2007	2006	2005	2004	2003
Assets					
Cash and cash equivalents	$ 150,869	$ 130,478	$ 123,353	$ 123,901	$ 8,028
Total assets	$ 150,869	$ 130,478	$ 123,353	$ 123,901	$ 8,028
Liabilities and Members' Capital					
Accrued expense	$ 4,000	$ 4,040	$ 4,000	$ 642	$ 1,000
Members' capital	146,869	126,438	119,353	123,259	7,028
Total liabilities and members' capital	$ 150,869	$ 130,478	$ 123,353	$ 123,901	$ 8,028

See notes to financial statements

Skarven Advisors LLC

(Development Stage Enterprise)

Statements of Income and Changes in Members' Capital

	For Years Ended December 31				
	2007	**2006**	**2005**	**2004**	**2003**
Revenues	$ 2,500	$ -	$ -	$ -	$ -
Expenses					
Consulting fees (Note 9)	12,500	0	0	0	0
FINRA/NASD fees, net of rebate	345	1,393	2,930	3,025	1,980
Office supplies	177	611	270	86	21
Professional fees	4,875	4,875	8,275	5,075	1,400
Taxes and licenses	2,220	1,300	1,555	200	100
Other operating expenses	902	899	840	1,383	2,190
Total expenses	21,019	9,078	13,870	9,769	5,691
Other Income (Note 10)	35,000	0	0	0	0
Interest Income	3,950	4,163	408	0	0
Net profit (loss)	20,431	(4,915)	(13,462)	(9,769)	(5,691)
Members' Capital					
Beginning of year	126,438	119,353	123,259	7,028	10,719
Contributions (withdrawals)	0	12,000	9,556	126,000	2,000
End of Contributions	$ 146,869	$ 126,438	$ 119,353	$ 123,259	$ 7,028

See notes to financial statements

Skarven Advisors LLC

(Development Stage Enterprise)

Statements of Cash Flows

	For Years Ended December 31				
	2007	2006	2005	2004	2003
Cash flows from operating activities					
Net profit (loss)	$ 20,431	$ (4,915)	$ (13,462)	$ (9,769)	$ (5,691)
Adjustments to reconcile net loss to net cash used in operating activities:					
Increase (decrease) in accrued expense	(40)	40	3,358	(358)	(2,000)
Net cash used in operating activities	20,391	(4,875)	(10,104)	(10,127)	(7,691)
Cash flows from financing activities					
Proceeds from member contributions (withdrawals)	0	12,000	9,556	126,000	2,000
Net increase (decrease) in cash and cash equivalents	20,391	7,125	(548)	115,873	(5,691)
Cash and cash equivalents at beginning of year	130,478	123,353	123,901	8,028	13,719
Cash and cash equivalents at end of year	$ 150,869	$ 130,478	$ 123,353	$ 123,901	$ 8,028

See notes to financial statements

Skarven Advisors LLC

(Development Stage Enterprise)

Notes to Financial Statements
December 31, 2007, 2006, 2005, 2004 and 2003

Note 1 – Nature of operations

Skarven Advisors LLC is a Broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and The National Futures Association (NFA) as an independent Introducing Broker (IB). The Company is a development stage enterprise and intends to assist in private placement transactions to individuals and corporations and provide investment advice. The Company will not hold any securities or futures positions, but will act as a broker or introducing broker for the ultimate investor.

Skarven Advisors LLC is a Delaware Limited Liability Company. The existence of the LLC shall continue until the LLC is dissolved. Members are not ultimately liable for any debts of the Company, losses of capital, nor for the losses of profits. Transfers of members' interests are limited to certain conditions as specified in the Company's operating agreement.

Note2 – Summary of significant accounting policies

Cash equivalents – For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of estimates in the preparation of financial statements – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 – Income taxes

Limited liability companies (LLCs) are essentially taxed as partnerships, with the net income or loss flowing through to the members' individual income tax returns. Accordingly, no provision for income taxes is reflected on the financial statements.

Note 4 – Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), under which the Company qualifies as an other Broker or Dealer under Section 15c3-1(2)(vi) of the FINRA; and, the financial requirements of the NFA and the Commodities Futures Trading Commission (CFTC). Therefore, the Company is required to maintain adjusted net capital of $45,000. Also under rule 15c3-1, the Company must maintain a ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The net capital and net capital ratio were as follows:

	12/31/2007	12/31/2006	12/31/2005	12/31/2004	12/31/2003
Net capital	$ 146,869	$ 126,438	$ 119,353	$ 123,259	$ 7,028
Net capital ratio (ratio of indebtedness to capital)	.027 to 1	.032 to 1	.034 to 1	.005 to 1	.14 to 1

Note 5 – Rule 15c3-3

Registrant is exempt from Rule 15c3-3 by paragraph K(2)(i) and is not required to maintain minimum deposits, as computed in accordance with the reserve formula. As required under the exemption, the Company effectuates all financial transactions with customers through a bank account designated as a "Special Account for the Exclusive Benefit of Customers."

Note 6 – Focus report

There are no material differences between the net capital presented in note 4 and the capital presented in the FOCUS report. The FOCUS report is available and on file with the Securities Exchange Commission.

Note 7 – Subordinated liabilities

The Company had no subordinated liabilities at December 31, 2007, 2006, 2005, 2004 and 2003.

Note 8 – Internal control report

The Company, at December 31, 2007, is a development stage enterprise and has executed only one customer transaction during the year ended December 31, 2007. As a result, a test of controls can not be performed to determine the effectiveness of the control environment in accordance with SEC Rule 17a-5. Therefore, an examination of internal control under SEC Rule 17a-5 was not performed.

Note 9 – Related Party Transactions

The Company has paid certain related parties $12,500, which has been reflected as a consulting expense during the year ended December 31, 2007. The related parties consist of a member and a relative of a member.

Note 10 – Other Income

The Company was a member of the National Association of Securities Dealers, Inc. (NASD). In 2007, the NASD merged with the enforcement arm of the New York Stock Exchange, creating a new regulatory body called the Financial Industry Regulatory Authority (FINRA). FINRA contends that the consolidation results in a more efficient regulatory body and will result in cost savings for brokers and dealers. Upon completion of the merger, FINRA passed on these cost savings by giving all their members a one-time $35,000 rebate. This has been included in the financial statements as Other Income as it is not income from operations for the Company.

ACCOMPANYING INFORMATION

ZAKIR Y LAKHANI, CPA
8470 CARLA LANE
WEST HILLS, CA 91304
(818) 298-3060
ZAKIR4477@CS.COM

Report of Independent Certified Public Accountants
On Accompanying Information

The Members
Skarven Advisors LLC
Newport Coast, California

We have audited the accompanying statements of Skarven Advisors LLC as of and for the years ended December 31, 2007, 2006, 2005, 2004 and 2003, and have issued our report thereon dated February 22, 2008. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information on pages ten and eleven is presented for purposes of additional analysis and in not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

West Hills, California
February 22, 2008

Skarven Advisors LLC
(Development Stage Enterprise)

Computation of Net Capital and Net Capital Ratio

Rule 15c3-1

	December 31				
	2007	2006	2005	2004	2003
Members' net capital	$ 146,869	$ 126,438	$ 119,353	$ 123,259	$ 7,028
Aggregate indebtedness	$ 4,000	$ 4,040	$ 4,000	$ 642	$ 1,000
Ratio of indebtedness to capital	0.027 to 1	0.032 to 1	0.034 to 1	.005 to 1	.14 to 1

Skarven Advisors LLC

Material Inadequacies – Rule 17a-5(j)

Years Ended December 31, 2007, 2006, 2005, 2004 and 2003

Material Inadequacy	Corrective Action Taken of Proposed
None	Not applicable

ZAKIR Y LAKHANI, CPA
8470 CARLA LANE
WEST HILLS, CA 91304
(818) 298-3060
ZAKIR4477@CS.COM

Report of Internal Control Required by SEC Rule 17a-5

The Members
Skarven Advisors LLC
Newport Coast, California

In planning and performing our audits of the financial statements of Skarven Advisors LLC for the years ended December 31, 2007, 2006, 2005, 2004 and 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission), we have made a study of the practices and procedures followed be Skarven Advisors LLC including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons
2. Recording of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors of fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the use of the Company's member-managers, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

West Hills, California
February 22, 2008